Mail Stop 3233
                                                           June 7, 2018


Via E-Mail
Alexander Aginsky
Chief Executive Officer
BuildingBits Asset Management, LLC
411 NW Park Avenue, Suite 402
Portland, Oregon 97209

       Re:     Building Bits Properties I, LLC
               Offering Statement on Form 1-A
               Filed May 11, 2018
               File No. 024-10839

Dear Mr. Aginsky:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2017 letter.

Part II   Offering Circular

General

1. Please confirm your understanding that "testing the waters" materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, please revise your website to include the information required by Securities Act Rule 255(b)(4).
 Alexander Aginsky
Building Bits Properties I, LLC
June 7, 2018
Page 2

2. Please provide your non-public correspondence with staff regarding your initial draft offering statement and all draft amendments as exhibits to your offering statement. Refer to Item 17(15) of Form 1-A and Rule 252(d) for guidance. Please note that we will not act on a request for qualification of this offering statement less than 21 calendar days after the public filing on EDGAR of the initial draft offering statement, all draft amendments, and related correspondence.

3. The Building Bits Platform includes an article highlighting a "proprietary property ranking system" that will help investors evaluate properties. Since you are offering interests in a limited liability company that will own properties, please explain to us whether Building Bits Holdings, LLC intends to register as an investment adviser, and if not, why not.

4. The Building Bits Platform indicates that investors may "purchase a share of a particular building, called a Bit." The website also states that after the property is closed "Bit
        Holders become owners of the property." This description differs from that in the offering circular, which explains that a Bit is a distinct class of limited liability interests in the issuer corresponding to a specific property held in a property subsidiary. Please ensure your description of the security being offered on the Building Bits Platform is consistent with that in the offering circular.

Cover Page

5. We note your response to comment 1 that you will pay offering expenses out of the proceeds of the offering. Please include footnote disclosure to the tables on the cover page to state the amount of the expenses of the offering to be borne by you. Refer to
        Instruction 6 to Item 1(e) of Part II of Form 1-A.

6. You state that your Manager intends to rely on the exemption from registration as a broker-dealer provided by Rule 3a4-1 of the Exchange Act. Please explain the role of the
        Manager in the offering process. For example, tell us what activities the Manager will engage in, including written and/or oral communications. Please also tell us if the
        Manager will receive any commission or other transaction based compensation in connection with its role in the offering process.

Risk Factors

By purchasing Bits in this offering, investors are bound . . . , page 13

7. Please expand this disclosure to highlight that an exclusive forum provision may limit an investor's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims. Please also revise your "Securities Being Offered" discussion to explain the reasons why management adopted the exclusive forum provision.
 Alexander Aginsky
Building Bits Properties I, LLC
June 7, 2018
Page 3


Plan of Distribution and Selling Securityholders, page 16

8. Your statement explaining how long the offering will remain open appears to be inconsistent with subsequent disclosure outlining the funding milestones contained in your Purchase and Sale Agreements. Please revise to reconcile your disclosures.

9. We note your intended use of Provident Trust Group, LLC as escrow agent. To the extent you plan on using broker-dealers, please further revise to include disclosure consistent with Exchange Act Rule 15c2-4(b)(2), including that all funds shall be promptly transmitted to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when the appropriate event or contingency has occurred.

10. As noted in comment 6 of our letter dated September 28, 2017, please revise to include disclosure consistent with Exchange Act Rule 10b-9, including that all or a specified part of the consideration paid for such security will be promptly returned to the purchaser unless (i) a specified number of units of the security are sold at a specified price within a specified time, and (ii) the total amount due to the seller is received by him by a specified date.

11. We note your revisions in response to comment 9 of our letter dated September 28, 2017.
        Please tell us how investors access, communicate with other users about resale of their
        Bits, and "use messaging functions to communicate regarding bids for the purchase of
        Common bits or asks for the sale of Common Bits" on the BuildingBits Platform. Please explain what the BuildingBits Platform displays to its users and whether you anticipate that any of these users will be broker-dealers. Please also explain how the communication tools provided on the BuildingBits Platform allow buyers and sellers to come to terms of a trade.

12. We reissue comment 10 of our letter dated September 28, 2017. Please advise whether bids and asks displayed on the BuildingBits Platform will be "firm" indications of a willingness to buy or sell the security.

Property Description and Use of Proceeds, page 19

13. Please address the following with respect to the 2018 Projected Cap Rates included in this section:

         Please clarify for us whether you expect to incur any operating expenses with respect to the Williamsport Xfinity and the Shenandoah Sleep Number properties.
         With respect to the Maplewood AT&T Property, please tell us how you arrived at the projected 2018 NOI and tell us how the projected NOI compares to the annualized
 Alexander Aginsky
Building Bits Properties I, LLC
June 7, 2018
Page 4

         actual amounts derived from the unaudited statement of revenues and expenses provided elsewhere in your filing. Please explain any significant variances between annualized actual amounts and projected amounts in your response.
         It does not appear that there are any executed leases in place for the Hollywood 12
         Apartments Property. As such, please provide us with your basis for projecting a
         5.16% 2018 cap rate.

14. We note your disclosure on pages 22 and 33 regarding the Moody's credit ratings relating to the tenants of the Williamsport Xfinity Property and the Maplewood AT&T Property.
        Please provide a consent by the credit rating agency or provide your analysis as to why a consent is not required. Refer to Securities Act Rules Compliance and Disclosure
        Interpretations 233.04 and 233.05. Please also balance your presentation of the parent company's credit rating, or reference to a public parent company, to highlight the extent to which the parent company is, or is not, liable under the terms of the lease.

15. On page 49 you explain that you will reimburse your Manager for certain organization and offering expenses. Please update your use of proceeds tables to include the estimated organization and offering expenses.

Securities Being Offered, page 52

16. When explaining the manner in which distributions are determined, you state that any profits or losses of the respective Property LLC then available for distribution are issued to the Company. The Distribution provisions in Section 4.2 of the Property LLC's
        Operating Agreement and Section 4.1 of the issuer's Operating Agreement appear to give discretion to the Member in terms of making distributions. Please clarify if the distribution of funds "available for distribution" is discretionary. To the extent distributions are discretionary please ensure this is clear on the cover page and throughout the offering circular.

Statement of Revenues and Expenses -- Tax Basis, page 73

17. We note your inclusion of Maplewood Partner's unaudited statement of revenues and expenses, prepared on a tax basis of accounting. Please tell us why you believe that this financial statement complies with the requirements of Rule 8-06 of Regulation S-X.

Exhibits

18. Please file material leases as exhibits or tell us why you believe filing is not required.
        See generally Item 601(b)(10)(ii) of Regulation S-K.
 Alexander Aginsky
Building Bits Properties I, LLC
June 7, 2018
Page 5

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert
Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff
Attorney, at (202) 551-5880 or me at (202) 551-3215 with any other questions.

                                                             Sincerely,

                                                             /s/ Kim McManus

                                                             Kim McManus
                                                             Senior Attorney
                                                             Office of Real
Estate and
                                                             Commodities

cc:     Andrew Stephenson
        KHLK LLP